July 29, 2005





By: EDGAR and U. S. Mail



Mr. John P. Nolan, Accounting Branch Chief and
Ms. Lisa Haynes, Staff Accountant
United States Securities and Exchange Commission
Washington, D.C. 20549

         RE: FNB Corporation
             Form 10-K
             File No. 000-24141

Dear Mr. Nolan and Ms. Haynes:

     This letter is in response to your follow-up letter of July 1, 2005 regarding our Form 10-K for the year ended December 31, 2004.

     In our letter to you dated June 27, 2005, we reported that the fees included in loan income were $1,459,000, $1,584,000 and $944,000 for the years ended December 31, 2004, 2003 and 2002, respectively. FNB Corporation acquired Bedford Federal Saving Bank in August, 2003. In our earlier response, the 2003 fees were overstated as an extra quarter of Bedford's fees was included when our analysis was prepared. The correct amounts were $1,459,000, $1,181,000 and $944,000 for the years December 31, 2004, 2003 and
2002, respectively. We apologize for any inconvenience this incorrect information may have created.

     Due to the nature of our loan portfolios, the impact of the use of a level yield method should not produce significantly different results from straight line as the longest term loans are approximately 25% of the portfolio and neither the activity in these portfolios nor our fee schedule has changed significantly during the periods. The balance of loan fees is related to loans of short term and duration, such as construction loans, or lines of credit for which use of the straight-line method is appropriate. Empirically we recognize that without significant change in lending activities or the fee schedules of the Company, recognition of deferred net fees on the straight-line basis versus the level yield method should not have a material impact on net income over term.

     We evaluate the impact on net income by computing fee income on amortizing loans using the sum-of-the-years digits method over both estimated portfolio duration and average weighted portfolio maturities which approximates the level yield method. This evaluation is completed on each applicable portfolio of loans by subsidiary, except for lines of credit and
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United States Securities and Exchange Commission
Page 2
July 29, 2005

an adjustable rate mortgage product with a first year "introductory rate." In order to respond to your inquiry, we updated our testing through December 31, 2004. In the following table we have summarized the difference in fee income on loans included in our December 31, 2004, Form 10-K and that calculated in our testing.


                                     2004              2003             2002
Fees as reported              $ 1,459,000       $ 1,181,000      $   944,000
Using duration analysis
     Fees per our test          1,414,570         1,230,186          997,505
     Net difference                44,430           (49,186)         (53,505)
Using weighted average
  maturity
     Fees per our test          1,483,037         1,227,730          860,406
     Net difference               (24,037)          (46,730)          83,594

     Total interest and
       fees on loans           61,911,000        52,712,000       49,285,000
     Net income before
       income tax              22,274,000        19,346,000       16,316,000
Difference as a percentage
  of total interest and
  fees on loans            0.07% to -0.04%  -0.09% to -0.09%  -0.11% to 0.17%
Difference as a percentage
  of net income before
  income tax              0.20% to -0.11%   -0.25% to -0.24%  -0.33% to 0.51%


     We think the impact on our income statement and balance sheet of using the straight-line method of amortization for certain net loan fees is not material as the differences reflected above could not reasonably influence a reader's conclusions about our financial condition, results of operations or cash flows.

     We appreciate that you allowed us to delay response to your July 1, 2005, letter until the end of the month and hope the above information satisfactorily responds to your question. However, if you desire additional information, if we need to take further action or we can be of help in any other way, please let us know. Thank you for your assistance.

                                     Sincerely yours,



                                     s/William P. Heath, Jr.
                                     William P. Heath, Jr.
                                     President and Chief Executive Officer



                                     s/Daniel A. Becker
                                     Daniel A. Becker
                                     Executive Vice President and Chief
                                        Financial Officer
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